OMB APPROVAL
OMB Number: 3235-0058
Expires: March 31, 2006
Estimated average burden hours per response...2.50
SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐Form N-SAR
For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dole Food Company, Inc.

Full Name of Registrant

Former Name if Applicable

One Dole Drive

Address of Principal Executive Office (Street and Number)

Westlake Village, California 91362

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.
Dole Food Company, Inc. (“Dole”) was unable to file its Form 10-K for the period ended December 31, 2005 by March 31, 2006 without unreasonable effort or expense. Dole is in negotiations with Deutsche Bank AG New York Branch, Banc of America Securities LLC and The Bank of Nova Scotia, as Agents, with respect to a proposed refinancing of the entirety of Dole’s current Credit Agreement and the bank indebtedness of Dole’s immediate parent, Dole Holding Company, LLC. The refinancing is presently scheduled to close during the week of April 10, 2006. The purposes of the refinancing include, inter alia, refinancing of the higher-cost bank indebtedness of Dole Holding Company, LLC, at the lower-cost Dole level, realizing currency gains arising out of Dole’s current Credit Agreement, increasing the combined size of Dole’s revolving credit and letter of credit facilities and eliminating certain financial covenants with respect to which Dole might otherwise risk non-compliance in the future. The time associated with this process, especially among Dole’s senior executives, has prevented Dole from finalizing its Form 10-K. Dole anticipates that the Form 10-K will be filed no later than the fifteenth calendar day following the date on which the Form 10-K was due.
PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Joseph S. Tesoriero	818	879-6600

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If answer is no, identify report(s). ☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes     ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On March 23, 2006, Dole filed a Form 8-K with the Commission, incorporated herein by reference, that sets forth selected financial results of operations for fiscal years 2005 and 2004 and selected balance sheet data as of December 31, 2005 and January 1, 2005 (the last day of Dole’s fiscal year 2004). The March 23, 2006 Form 8-K also includes narrative and quantitative explanations of the change in results of operations.
Dole Food Company, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2006	By	/s/ Joseph S. Tesoriero
Joseph S. Tesoriero
Vice President and Chief Financial Officer